Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated interim financial statements, including the notes thereto, for the three and nine months ended September 30, 2025 and 2024 included as Exhibit 99.3 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for fiscal year 2024, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made from time to time by Pharvaris N.V.

The following discussion is based on our financial information prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D Risk factors” in the Annual Report and under “Risk factors” in any other periodic filings with the Securities and Exchange Commission.

Unless otherwise indicated or the context otherwise requires, all references to “Pharvaris” or the “Company,” “we,” “our,” “ours,” “us”, or similar terms refer to Pharvaris N.V. and its subsidiaries.

Overview

We are a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant, is a novel, oral, small-molecule bradykinin B2 receptor antagonist under development for the prevention or treatment of attacks due to bradykinin-mediated angioedema, including hereditary angioedema (HAE) and acquired angioedema due to C1-inhibitor deficiency (AAE-C1INH). Deucrictibant has the potential to address unmet medical need by improving upon the therapeutic profile of existing medicines and providing patients with quality of life and ease-of-administration that could be superior to current standard-of-care. We believe deucrictibant has the potential to provide injectable-like efficacy™ and placebo-like tolerability with the convenience of an oral therapy for both the prophylactic and on-demand treatment of bradykinin-mediated angioedema attacks.

Deucrictibant may address unmet medical needs of people living with bradykinin-mediated angioedema by both preventing attacks from occurring, using an extended-release (XR) tablet formulation of deucrictibant, as well as treat the manifestations of attacks, using an immediate-release (IR) capsule formulation of deucrictibant. The XR tablet formulation is designed to maintain therapeutic levels for at least 24 hours and to achieve a steady-state plasma concentration within 72 hours, supporting a once-daily dosing regimen. The IR capsule formulation is designed to rapidly reach therapeutic exposure in order to mitigate attacks symptoms quickly and completely with a single oral dose.

In addition to the differentiation of our individual products, offering a single molecule formulated in two distinct ways allows us to address both treatment paradigms. For example, a patient experiencing a breakthrough attack while on deucrictibant XR can use deucrictibant IR on-demand, benefiting from the same mechanism of action and thereby optimizing therapeutic exposure. Additionally, if patients decide to change their treatment approach by moving from on-demand to prophylactic treatment, or vice-versa, they are able to utilize the same trusted mechanism with a different dosing regimen in either on-demand or prophylaxis. This flexibility may be especially valuable for children or adolescents, who often begin therapy with on-demand treatment and gradually shift to prophylaxis as the frequency of attacks increases, typically after puberty.

In our Phase 1 clinical trials to-date, we have observed rapid exposure and predictable linear pharmacokinetics (PK) with and without food. In addition, we observed deucrictibant to be a potent antagonist of the bradykinin B2 receptor, in vitro and in vivo with healthy volunteers.

A Phase 2 placebo-controlled trial evaluating the efficacy and tolerability of deucrictibant IR capsules for the on-demand treatment of attacks in patients with HAE type 1 and 2 (RAPIDe-1) commenced in February 2021 and reported positive topline Phase 2 data in December 2022, demonstrating the clinical efficacy and tolerability of deucrictibant. We believe these positive Phase 2 data support further development of deucrictibant as a potential oral on-demand therapy for HAE attacks. In March 2024, we initiated a global, pivotal, randomized, double-blind-placebo-controlled Phase 3 study, RAPIDe-3, of orally administered deucrictibant IR capsule (20 mg) for the on-demand treatment of HAE attacks in adults and adolescents (12 years and older), and have enrolled approximately 120 participants. Topline data from RAPIDe-3 is anticipated in the fourth quarter of 2025 and, pending positive data, we expect to submit a New Drug Application with the FDA in the first half of 2026.

A Phase 2 placebo-controlled trial evaluating the efficacy and the safety and tolerability of deucrictibant for long-term prophylaxis against angioedema attacks in HAE type 1 and 2 (CHAPTER-1) commenced in 2021 using twice-daily dosing of deucrictibant IR capsules as a proof-of-concept for once-daily deucrictibant XR tablets, and announced positive topline data in December 2023, demonstrating the clinical efficacy and tolerability of deucrictibant. We believe these positive Phase 2 data support further development of deucrictibant as a potential oral prophylactic therapy for HAE attacks. In December 2024, we initiated a global, pivotal, randomized, double-blind, placebo-controlled Phase 3 study, CHAPTER-3, of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants with HAE and randomize them in a 2:1 ratio to receive deucrictibant XR tablet (40 mg/day), which is the intended commercial dosage, or placebo, once daily for 24 weeks. Topline data from CHAPTER-3 is anticipated in the second half of 2026.

In addition, we are also running open-label extension studies in both on-demand and prophylactic settings to collect long-term safety and efficacy data in HAE patients.

In October 2025, we initiated a global, three-part, pivotal Phase 3 study, CREAATE, of deucrictibant for the prophylactic and on-demand treatment of adults (18 years and older) with AAE-C1INH. In part 1 of CREAATE, participants receive either deucrictibant extended-release tablet (40 mg) or placebo once daily for the prophylactic treatment of AAE-C1INH attacks. In part 2 of CREAATE, participants treat two attacks in a cross-over fashion, one attack with deucrictibant immediate-release capsule (20 mg) and one with placebo, for the on-demand treatment of AAE-C1INH attacks. Part 3 of CREAATE is the open-label extension portion of the study assessing the long-term safety and efficacy of deucrictibant immediate-release capsule (20 mg) for on-demand treatment.

In August 2022, the FDA placed a hold on the clinical trials of deucrictibant in the U.S. based on its review of nonclinical data. The FDA requested that Pharvaris conduct an additional 26-week rodent toxicology study to address specific questions. The FDA lifted the clinical hold on the IND application for deucrictibant for the on-demand treatment of HAE in June 2023 and on the IND application for deucrictibant for the prophylactic treatment of HAE attacks in January 2024.

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. Additionally, we are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk and changes in regulations and customs, tariffs and trade barriers. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion, see Note 17 to our consolidated financial statements included elsewhere in the Annual Report.

In addition, the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries in response to escalating regional conflicts, such as the Russia/Ukraine War, that have created global security concerns and also could adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our current studies have participants enrolled at sites in approximately 30 countries. A further escalation of the conflict in Ukraine may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Any of the foregoing could impede the execution of our clinical development plans.

Financial Operations Overview

Revenues

We did not record any revenues during the period covered by the historical financial information included in this Report. We do not expect to recognize any product sales related revenues before we are able to commercialize our first product.

Research and development expenses

We are focused on the clinical development of deucrictibant. Since our inception, we have devoted substantially all of our resources to research and development efforts relating to the development of deucrictibant and our product candidates IR and XR. We expect that we will continue to incur significant research and development expenses as we seek to complete the clinical development of, and achieve regulatory approval for, our product candidates IR and XR, and in connection with discovery and development of any additional product candidates.

Research and development expenses consist of the following:

•
employee benefits expenses, which includes salaries, pensions, share-based compensation expenses, bonus plans and other related costs for research and development staff;
•
nonclinical expenses, which include costs of our outsourced discovery and nonclinical development studies and associated travel;
•
clinical expenses, which includes costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, costs for CROs assisting with our clinical development programs and associated travel;
•
manufacturing expenses, which include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities and associated travel;
•
costs related to regulatory activities, including collecting data, preparing and submitting filings, communicating with regulatory authorities and reviewing the design and conduct of clinical trials for compliance with applicable requirements;
•
costs in connection with investigator-sponsored clinical trials and evaluations;
•
advisers’ fees, including discovery, nonclinical, clinical, chemistry, manufacturing, and controls-related and other consulting services;
•
intellectual property costs, which includes costs associated with obtaining and maintaining patents and other intellectual property; and
•
license costs.

While we continue to advance the development of our two lead product candidates IR and XR, and evaluate potential expansion programs, spending is expected to increase over the next 12 months.

There is a risk that any clinical development or product discovery program may not result in commercial approval. To the extent that we fail to obtain approval to commercialize our product candidate in a timely manner, we would need to continue to conduct nonclinical studies or clinical trials over a longer period of time, and we anticipate that our research and development expenses may further increase.

Clinical development timelines and associated costs may vary significantly and the successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing, and estimated costs of the efforts, including patient recruitment and selection that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, our product candidates. Moreover, we cannot assure that we will be able to successfully develop or commercialize our product candidates, if approved for marketing. This is due to numerous risks and uncertainties associated with developing drugs. See “Item 3. Key Information—D. Risk factors” in our Annual Report and under “Risk factors” in any other periodic filings with the Securities and Exchange Commission for a discussion of these risks and uncertainties.

Sales, Marketing, and Distribution expenses

If our product candidates are approved for registration and marketing, we anticipate incurring substantial sales, marketing, and distribution expenses in future periods in support of our commercial infrastructure. We have begun to manufacture commercial quantities of our product candidates.

General and administrative expenses

We anticipate that we will continue to incur significant general and administrative expenses as we advance our research and development portfolio. General and administrative expenses consist of the following:

•
employee benefits, including salaries, pensions, share-based compensation expenses, bonus plans and other related costs for staff and independent contractors in executive and operational functions;
•
independent auditors’ and advisers’ fees, including accounting, tax, legal and other consulting services;
•
rental expenses, insurance, facilities and IT expenses and other general expenses relating to our operations; and
•
expenses related to the build-out of our commercial organization, including assessments of the HAE market landscape, pricing research and congress attendance.

We anticipate that general and administrative expenses will increase in future periods primarily due to estimated commercial and related scale up costs for the anticipated deucrictibant launch in future years.

We undertook a review of our expense classification methodology within the General and Administrative section to better align with the nature of the underlying activities and industry practices. As a result of this review, certain pre-commercial costs previously reported under “Other expenses” were determined to be more appropriately classified as “Professional Fees.” We recorded approximately €0.2 million and €1.9 million in Professional fees for the three and nine months ending September 30, 2025, respectively. This reclassification had no impact on the total General and Administrative expenses.

Share-based compensation expenses

In 2016, we implemented an Equity Incentive Plan ("the Plan"), in order to advance the interests of our shareholders by enhancing our ability to attract, retain and motivate persons who are expected to make important contributions to us and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of our shareholders. In order to incentivize our directors and employees, our Board adopted the Pharvaris N.V. 2021 Equity Incentive Plan (the “2021 Plan”) for employees, consultants and directors prior to the completion of our initial public offering (“IPO”). The 2021 Plan became effective upon our conversion from Pharvaris B.V. into Pharvaris N.V., which occurred prior to the consummation of our IPO. The 2021 Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, performance stock awards, other stock-based awards, performance cash awards and substitute awards. The fair values of these instruments are recognized as personnel expenses in either research and development expenses or general and administrative expenses.

Result of operations

The financial information shown below was derived from our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024 included as Exhibit 99.3 to this Report on Form 6-K. The discussion below should be read along with these unaudited condensed consolidated interim financial statements, and it is qualified in its entirety by reference to them.

Certain personnel, consulting, and facility related costs previously reported under General and Administrative expenses were determined to be more appropriately classified as Research and Development expenses. The Company reclassified approximately €0.8 million and €1.5 million from General and Administrative expenses to Research and Development expenses for the three and nine months ending, September 30, 2025, respectively. This reclassification had no impact on the total operating expenses, net loss, or loss per share.

Comparison of the three months ended September 30, 2025 and September 30, 2024.

	For the three months ended September 30,
	2025	2024	Change	%
	€	€	€
Research and development expenses	(29,814,908)	(25,782,650)	(4,032,258)	16%
General and administrative expenses	(9,849,591)	(12,119,623)	2,270,032	(19)%
Total operating expenses	(39,664,499)	(37,902,273)	(1,762,226)	5%
Operating loss	(39,664,499)	(37,902,273)	(1,762,226)	5%
Finance income / (expense)	2,345,995	(3,578,394)	5,924,389	(166)%
Loss before tax	(37,318,504)	(41,480,667)	4,162,163	(10)%
Income taxes	181,469	(230,091)	411,560	(179)%
Loss for the period	(37,137,035)	(41,710,758)	4,573,723	(11)%

Revenues

We did not generate any revenues for the three months ended September 30, 2025 and September 30, 2024.

Research and development expenses

	For the three months ended September 30,
	2025	2024	Change	%
	€	€	€
Personnel expenses	(9,019,095)	(7,357,286)	(1,661,809)	23%
Clinical expenses	(16,501,843)	(15,437,752)	(1,064,091)	7%
Nonclinical expenses	(1,433,314)	(307,324)	(1,125,990)	366%
Manufacturing costs	(2,747,027)	(2,535,747)	(211,280)	8%
Intellectual Property costs	(113,629)	(144,541)	30,912	(21)%
Total research and development expenses	(29,814,908)	(25,782,650)	(4,032,258)	16%

Research and development expenses increased from €25.8 million for the three months ended September 30, 2024 to €29.8 million for the three months ended September 30, 2025. The increase in research and development expenses is primarily due to the increase in clinical, non-clinical and personnel expenses.

For the three months ended September 30, 2025 and 2024, personnel expenses were €9.0 million and €7.4 million, respectively. This represents an increase of €1.7 million. The increase in personnel expenses is driven by the hiring of additional employees to support the late-stage clinical programs. Personnel expenses include €2.5 million of share-based compensation versus €2.3 million in the prior-year period.

For the three months ended September 30, 2025 and 2024, clinical expenses were €16.5 million and €15.4 million, respectively. This represents an increase of €1.1 million that is due to clinical expenses, outside of the three lead candidate programs, presented as “unallocated other expenses” in the project-specific table below.

The following table summarizes our research and development expenses by project for the three months ended September 30, 2025 and 2024:

	Three months ended September 30,
	2025	2024	Change	%
Project-Specific Expenses	€	€	€
On-Demand (IR) (HAE – Phase 3)	(6,506,551)	(4,278,175)	(2,228,377)	52%
Prophylaxis (XR) (HAE – Phase 3)	(6,932,362)	(11,680,059)	4,747,697	(41)%
AAE (AAE – Phase 3)	(3,005,282)	(68,522)	(2,936,760)	4286%
Unallocated Expenses
Personnel	(9,019,095)	(7,357,286)	(1,661,809)	23%
Other	(4,351,618)	(2,398,609)	(1,953,009)	81%
Total research and development expenses	(29,814,908)	(25,782,650)	(4,032,258)	16%

On-Demand (IR) project-specific expense increased due to work accelerated into the quarter to complete the study. Prophylaxis (XR) project-specific expense was greater in the third quarter of 2024 due to the startup activities for the study. AAE project-specific expense increased during the current period due to the ramp-up of CREAATE, a global, pivotal Phase 3 study.

For the three months ended September 30, 2025 and 2024, nonclinical expenses were €1.4 million and €0.3 million, respectively. This represents an increase of €1.1 million. The increase is primarily due to non-deucrictibant preclinical activities.

General and administrative expenses

	For the three months ended September 30,
	2025	2024	Change	%
	€	€	€
Personnel expenses	(5,345,074)	(5,335,091)	(9,983)	0%
Professional fees	(1,627,647)	(2,222,064)	594,417	(27)%
Facilities, communication and office expenses	(1,276,944)	(1,632,564)	355,620	(22)%
Accounting, tax and auditing fees	(566,839)	(868,389)	301,550	(35)%
Travel expenses	(252,162)	(656,615)	404,453	(62)%
Consulting fees	—	(13,999)	13,999	(100)%
Other expenses	(780,925)	(1,390,901)	609,976	(44)%
Total general and administrative expenses	(9,849,591)	(12,119,623)	2,270,032	(19)%

General and administrative expenses decreased from €12.1 million for the three months ended September 30, 2024 to €9.8 million for the three months ended September 30, 2025. During the current period, the decrease was attributable to decreases across all of the categories, except for personnel expenses which were flat.

For the three months ended September 30, 2025 and 2024, the professional fees were €1.6 million and €2.2 million, respectively. The decrease is primarily related to a reduction in legal fees driven by ongoing efforts of moving from external consultants to employees for legal and accounting services. In addition, we did not reactivate the at-the-market financing facility put in place in 2024.

For the three months ended September 30, 2025 and 2024, facilities, communication and office expenses were €1.3 million and €1.6 million, respectively. The change is primarily related to a decrease in IT related expenses and D&O insurance premiums in the current year.

For the three months ended September 30, 2025 and 2024, accounting, tax and auditing fees were €0.6 million and €0.9 million, respectively. The decrease is primarily related to our ongoing efforts of moving from external consultants to employees.

For the three months ended September 30, 2025 and 2024, travel expenses were €0.3 million and €0.7 million respectively. The decrease primarily reflects the reclassification of €0.8 million in research and development travel costs from general and administrative expenses to research and development expenses for the three months ended September 30, 2025.

For the three months ended September 30, 2025 and 2024, other expenses were €0.8 million and €1.4 million, respectively, a decrease of €0.6 million. The decrease is primarily due to the general and administrative reclassification discussed above, whereby pre-commercial expenses are now being recorded in professional fees.

Finance income / (expense) - net

Finance income (expense) for the three months ended September 30, 2025 and 2024 were €2.3 million and (€3.6) million, respectively. The €5.9 million year-over-year variance was primarily attributable to foreign exchange losses recognized in the third quarter of 2024 due to the devaluation of the USD versus the Euro, our functional currency. Interest and other income were substantially unchanged from the prior year.

Income taxes

Income taxes are accounted for in accordance with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis and subsequently allocated using the expected full-year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

The tax expense over the three months ended September 30, 2025 relates to the Company's U.S. and Dutch fiscal unity.

Comparison of the nine months ended September 30, 2025 and September 30, 2024

	For the nine months ended September 30,
	2025	2024	Change	%
	€	€	€
Research and development expenses	(90,337,209)	(67,363,600)	(22,973,609)	34%
General and administrative expenses	(31,886,698)	(33,232,533)	1,345,835	(4)%
Total operating expenses	(122,223,907)	(100,596,133)	(21,627,774)	21%
Operating loss	(122,223,907)	(100,596,133)	(21,627,774)	21%
Finance (expense)/income	(6,410,657)	1,721,377	(8,132,034)	(472)%
Loss before tax	(128,634,564)	(98,874,756)	(29,759,808)	30%
Income taxes	(323,980)	(585,831)	261,851	(45)%
Loss for the period	(128,958,544)	(99,460,587)	(29,497,957)	30%

Revenues

We did not generate any revenues for the nine months ended September 30, 2025 and September 30, 2024.

Research and development expenses

	For the nine months ended September 30,
	2025	2024	Change	%
	€	€	€
Personnel expenses	(26,796,193)	(18,988,262)	(7,807,931)	41%
Clinical expenses	(48,551,185)	(37,824,808)	(10,726,377)	28%
Manufacturing costs	(8,546,654)	(6,671,718)	(1,874,936)	28%
Nonclinical expenses	(6,141,579)	(2,012,770)	(4,128,809)	205%
License costs	—	(1,500,000)	1,500,000	(100)%
Intellectual Property costs	(301,598)	(366,042)	64,444	(18)%
Total research and development expenses	(90,337,209)	(67,363,600)	(22,973,609)	34%

Research and development expenses increased from €67.4 million for the nine months ended September 30, 2024 compared to €90.3 million for the nine months ended September 30, 2025.

For the nine months ended September 30, 2025 and 2024, personnel expenses were €26.8 million and €19.0 million, respectively, an increase of €7.8 million. The increase in personnel expenses is primarily driven by the hiring of additional employees to support the three Phase 3 studies. Personnel expenses include €7.5 million of share-based compensation versus €5.2 million in the prior-year period. The nine-month increase in share-based compensation is due to the net effect of the annual and new hire grants awarded through September 30, 2025.

Clinical expenses were €48.6 million and €37.8 million, respectively. The increase in clinical expenses is primarily due to higher expenses in the deucrictibant Phase 3 studies (IR, XR and AAE), although expenses for the IR program are slowing as it nears its data readout while XR and AAE continue enrolling patients (see project-specific table below).

	Nine months ended September 30,
	2025	2024	Change	%
Project-Specific Expenses	€	€	€
On-Demand (IR) (HAE – Phase 3)	(20,690,919)	(19,795,843)	(895,076)	5%
Prophylaxis (XR) (HAE – Phase 3)	(23,017,480)	(18,612,716)	(4,404,764)	24%
AAE (AAE – Phase 3)	(3,706,023)	(101,006)	(3,605,017)	3569%
Unallocated Expenses
Personnel	(26,796,193)	(18,988,262)	(7,807,931)	41%
Other	(16,126,594)	(9,865,773)	(6,260,821)	63%
Total research and development expenses	(90,337,209)	(67,363,600)	(22,973,609)	34%

On-Demand (IR) project-specific expense remained flat as the deucrictibant Phase 3 study is nearing completion. Prophylaxis (XR) project-specific expense increased due to enrollment in CHAPTER-3 progressing as planned. AAE project-specific expense increased due to the ramp-up of CREAATE, a global, pivotal Phase 3 study.

General and administrative expenses

	For the nine months ended September 30,
	2025	2024	Change	%
	€	€	€
Personnel expenses	(16,149,932)	(13,013,284)	(3,136,648)	24%
Professional fees	(5,918,567)	(5,555,020)	(363,547)	7%
Facilities, communication and office expenses	(4,017,027)	(4,779,786)	762,759	(16)%
Accounting, tax and auditing fees	(1,928,068)	(2,973,074)	1,045,006	(35)%
Travel expenses	(851,363)	(1,679,755)	828,392	(49)%
Consulting fees	(76,065)	(873,475)	797,410	(91)%
Other expenses	(2,945,676)	(4,358,139)	1,412,463	(32)%
Total general and administrative expenses	(31,886,698)	(33,232,533)	1,345,835	(4)%

General and administrative expenses decreased from €33.2 million for the nine months ended September 30, 2024, to €31.9 million for the nine months ended September 30, 2025. During the current period, the increase in personnel expenses was substantially offset by decreases in all other expense categories.

For the nine months ended September 30, 2025 and 2024, personnel expenses were €16.1 million and €13.0 million, respectively, an increase of €3.1 million. This increase is due to the continued build out of the commercial and infrastructure functions while transitioning more external consulting expenses to salaried employees. Personnel expenses includes €7.0 million of share-based compensation versus €6.2 million in the prior-year period and is due to the net effect of the annual and new hire grants awarded through September 30, 2025.

For the nine months ended September 30, 2025 and 2024, accounting, tax and auditing fees were €1.9 million and €3.0 million, respectively, a decrease of €1.0 million. The decrease reflects our ongoing efforts of moving from external consultants to employees.

For the nine months ended September 30, 2025 and 2024, other expenses were €2.9 million and €4.4 million, respectively, a decrease of €1.4 million. The decrease is primarily due to the general and administrative reclassification discussed above, whereby pre-commercial expenses are now being recorded in professional fees.

Finance (expense) / income - net

Finance (expense) / income - net, for the nine months ended September 30, 2025 and 2024 was €(6.4) million and €1.7 million, respectively. The €8.1 million year-over-year variance was primarily attributable to foreign exchange losses driven by the devaluation of the USD during the first half of 2025. Interest and other income were substantially unchanged from the prior year.

Income taxes

Income taxes are accounted for in accordance with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis and subsequently allocated using the expected full-year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the nine months ended September 30, 2025 and 2024, we incurred losses of €129.0 million and €99.5 million, respectively. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales until we successfully develop a product candidate, obtain regulatory approval and successfully commercialize it. There is no assurance that we will be able to do so.

To date, we have relied on the issuance of equity securities to finance our operations and internal growth. We have previously offered and sold ordinary shares and pre-funded warrants pursuant to underwritten offerings, private placements and at-the-market sales programs. In July 2025, we conducted an underwritten offering of ordinary shares and pre-funded warrants to purchase ordinary shares that generated net proceeds of approximately €160.9 million ($189 million).

As of September 30, 2025 we held cash and cash equivalents of €329.3 million. Of the cash on hand, €0.1 million relates to guarantees. We do not expect positive operating cash flows in the foreseeable future and remain dependent on additional financing to fund our research and development expenses, general and administrative expenses and financing costs. We believe that the available cash balances are sufficient to execute our operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of the consolidated statements of loss and comprehensive loss. Accordingly, the consolidated statements of loss and comprehensive loss have been prepared on a going concern basis.

Our future viability is dependent on our ability to raise additional capital to finance operations. We will need to finance our operations through public or private securities offerings, debt financings or other sources, which may include licensing, collaborations or other strategic transactions or arrangements. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to us, if at all. If we are unable to obtain funding, we could be forced to delay, reduce, or eliminate some or all of our research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations.

Our contractual obligations and commitments as of September 30, 2025 amounted to €117 million primarily related to research and development contracts.

Cash Flows

Comparison for the three months ended September 30, 2025 and 2024.

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the nine months ended September 30,
	2025	2024	Change	%
	€	€	€
Net cash flows used in operating activities	(99,120,876)	(85,176,509)	(13,944,367)	16%
Net cash flows used in investing activities	(163,081)	(377,169)	214,088	(57)%
Net cash flows provided by financing activities	160,335,728	2,110,393	158,225,335	7497%
Net decrease in cash and cash equivalents	61,051,771	(83,443,285)	144,495,056	(173)%
Cash and cash equivalents at the beginning of the period	280,728,037	391,231,637	(110,503,600)	(28)%
Effect of exchange rate changes	(12,494,179)	(2,595,237)	(9,898,942)	381%
Cash and cash equivalents at the end of the period	329,285,629	305,193,115	24,092,514	8%

Operating activities

Net cash used in operating activities was €99.1 million for the nine months ended September 30, 2025 and primarily consisted of a net loss before taxes of €128.63 million adjusted for share-based compensation of €14.5 million, net foreign exchange losses of €12.0 million and finance income of €0.4 million, an increase in other current assets of €1.5 million and increase in accrued liabilities of €5.1 million and other changes in net working capital.

Net cash used in operating activities was €85.2 million for the nine months September 30, 2024, and primarily consisted of a net loss of €98.9 million adjusted for share-based compensation of €11.4 million, an increase in other current assets of €1.3 million, an increase in trade and other payables of €1.3 million and a decrease of €0.4 million in accrued liabilities and other changes in net working capital.

Financing activities

During July 2025, we entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as representatives of the underwriters, pursuant to which we agreed to issue and sell (i) 9,562,500 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 500,000 ordinary shares in an underwritten offering. The offering closed on July 24, 2025, and we generated net proceeds of €160.3 million ($188.5 million), after deducting bank fees of €10.9 million ($12.8 million).

The pre-funded warrants were exercised in September 2025 for gross exercise proceeds of €0.04 million ($0.05 million) and resulted in issuance of 500,000 ordinary shares.

Off-Balance Sheet Arrangements

As of September 30, 2025, we did not have any off-balance sheet arrangements other than the disclosed commitments.

Quantitative and Qualitative Disclosures About Market Risk

During the nine months ended September 30, 2025, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Accounting Estimates and Judgments

There have been no material changes to the significant accounting policies and estimates described in Note 2.19 to our consolidated financial statements in the Annual Report.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this management’s discussion and analysis are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this management’s discussion and analysis, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Factors that might cause such a difference include, but are not limited to:

•
uncertainty in the outcome of our interactions with regulatory authorities, including the U.S. Food and Drug Administration or FDA, with respect to clinical trials in the U.S. and our ability to resolve any issues to the satisfaction of the FDA or any regulatory agency in a timely manner;
•
the expected timing, progress, or success of our clinical development programs, especially for IR (immediate-release deucrictibant capsules) and XR (extended-release deucrictibant tablets), which are in late-stage global clinical trials;
•
our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1 and CHAPTER-1 Phase 2 study in ongoing and future nonclinical studies and clinical trials; such as CREAATE, CHAPTER-3 and RAPIDe-3;
•
risks arising from epidemic diseases which may adversely impact our business, nonclinical studies and clinical trials, the outcome and timing of regulatory approvals and the value of our ordinary shares;
•
the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates IR and XR or any other product candidate that we may develop in the future;
•
our ability to market, commercialize and achieve market acceptance for our product candidates IR and XR or any of our other product candidates that we may develop in the future, if approved;
•
our ability to establish commercial capabilities or enter into agreements with third parties to market, sell and distribute our product candidates;
•
our dependence on third parties to perform critical activities related to the research, nonclinical safety and toxicology studies, development and manufacturing of our product candidates;
•
disruptions at the FDA and other government agencies;
•
the expense, time and uncertainty involved in the development and consistent manufacturing and supply of our product candidates, some or all of which may never reach the regulatory approval stage;
•
our ability to raise capital when needed and on acceptable terms;
•
our ability to enter into any new licensing agreements or to maintain any licensing agreements with respect to our product candidates;
•
our reliance on collaboration partners and licensees, whose actions we cannot control;
•
the willingness of private insurers and other payors to provide reimbursement for our products;
•
regulatory developments in the United States, the European Union and other jurisdictions;
•
the outcome and timing of price negotiations with governmental authorities;
•
our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products;
•
our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;
•
side effects or adverse events associated with the use of our product candidates;

•
our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;
•
the loss of any of our key personnel;
•
our estimates of market sizes and anticipated uses of our product candidates;
•
our estimates of future performance;
•
our estimates regarding anticipated operating losses, future revenues, expenses, capital requirements and our needs for additional financing;
•
our ability to comply with existing or future laws and regulations in a cost-efficient manner;
•
our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws;
•
our ability to maintain an effective system of internal control over financial reporting;
•
our expectations regarding the time during which we will be a foreign private issuer;
•
changes and uncertainty in general market, political and economic conditions, including as a result of inflation and geopolitical conflicts; and
•
changes in regulations and customs, tariffs and trade barriers.

You should refer to “ITEM 3. Key information—D. Risk factors.” section of our Annual Report and under “Risk factors” in any other periodic filings with the Securities and Exchange Commission for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this management’s discussion and analysis will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this management’s discussion and analysis, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.